SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

AREL COMMUNICATIONS AND SOFTWARE LTD.

(Translation of Registrant’s name into English)

22 Einstein St., Science Park, Building #22, P.O. Box 4042,
Kiryat Weizman, Nes Ziona 74140 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arel Communications and Software Ltd. BY: /S/ Daniel Yelin —————————————— Daniel Yelin Chief Financial Officer

Dated: May 20, 2004

Contacts:
Media Relations:	Investor Relations:
Courtney Chauvin/Sandra Fathi	Jody Burfening/Carolyn Capaccio
Affect Strategies, Inc.	Lippert/Heilshorn & Associates
212-398-9680 x 142	212-838-3777
courtney@affectstrategies.com	ccapaccio@lhai.com

Arel Communications and Software Reports First Quarter 2004 Results

ATLANTA – May 20, 2004 – Arel Communications and Software (NASDAQ: ARLC), technology leader in universal voice, video and data web communication for interactive conferencing/collaboration and training applications, reported record shipments of $3.3 million for the first quarter of 2004.

Revenue for the first quarter was $1.0 million versus $3.1 million in the fourth quarter of 2003 and $2.1 million in the first quarter of 2003. Net loss for the quarter was $(1.1) million including one-time income of $411,000 from a settlement with W2COM, or $(0.08) per share versus net income of $303,000, or $0.02 per share, in the fourth quarter of 2003 and a net loss of $(262,000), or $(0.02) per share, in the first quarter of 2003. As previously announced, the company adopted a prudent accounting treatment for revenue associated with a long-term multi-million dollar contract, and deferred $2.3 million of first quarter 2004 revenue. As a result, total deferred revenue in the quarter was $3.1 million.

Philippe Szwarc, chief executive officer of Arel, stated, “The results we report today are within the range of our preliminary expectations that we issued last week, and represent the sixth quarter of sequentially increasing shipments. Had the $2.3 million of deferred revenue been recognized, first quarter 2004 revenue would have been $3.3 million, resulting in net income of approximately $600,000 or $0.05 per share. During the quarter, Arel continued to build a solid pipeline of business through our controlled investments in sales and marketing and the very strong reception our rich-media solution for conferencing, collaboration and training is receiving among potential customers. We also extended our sales coverage into Europe, establishing key channel partnerships that possess the expertise in rich media, voice and conferencing necessary to help us penetrate these markets.”

Mr. Szwarc concluded, “While our quarterly results will continue to be subject to lengthy sales cycles and may experience fluctuations, we remain on track to achieve our 2004 objectives for continued revenue growth and maintaining profitability. We expect the deployment schedule for our new contract extension with one of the largest North American retailers to be finalized soon, and that we should be able to recognize the $2.3 million of associated deferred revenue in the near future. With a liquid, debt-free balance sheet, a superior collaborative conferencing solution, and expanding sales and marketing presence, Arel is well positioned to capitalize on the growing demand for enhanced rich-media communication tools that will change interactive workstyles of today’s enterprises.”

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Conference Call
Arel's management will host a conference call at 9:00 a.m. ET to discuss earnings and corporate activity. Please call the following dial-in numbers to participate:
United States (888) 527-1593
International Participants (706) 679-7685
Conference ID: 7242502

The public is invited to listen to the live webcast of the conference call. For details, visit Arel’s website at www.arelcom.com. An archive of the on-line broadcast will be available on the website.

About Arel Communications and Software:
Arel Communications and Software, a technology leader in interactive web communications, develops, markets and sells a universal conferencing software solution for enterprise-wide deployment of integrated voice, video and data web conferencing/collaboration and training applications. Designed around Arel’s Integrated Conferencing PlatformTM (ICP) core software, the Arel Spotlight TM application suite facilitates collaboration for key business processes such as corporate and marketing communications, distance learning, product development, customer relationship management, and supply chain management by allowing dispersed enterprise users to collaborate in real time with synchronized voice, video and data. Arel’s scaleable, secure, and network-friendly universal conferencing solution is becoming the choice solution for large enterprises moving from ‘off-network’ pay per usage services to ‘on-network’ solutions for greater control, cost-savings and integration with internal systems. www.arelcom.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe”, “hopeful” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to the Company’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for the Company’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with the Company’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.

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All trademarks recognized.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31		December 31,
	2004	2003	2003
	(Unaudited)		(Audited)
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	3,134	10,130	3,897
Short-term investments	4,195	129	4,106
Accounts receivable:
Trade	5,865	2,497	3,098
Other	502	349	614
Inventories	809	1,388	534

T o t a l current assets	14,505	14,493	12,249

INVESTMENT IN ARELNET LTD	125	125	125

PROPERTY AND EQUIPMENT:
Cost	2,171	2,164	2,085
L e s s - accumulated depreciation and amortization	1,753	1,563	1,664

	418	601	421

OTHER ASSETS	686	30	683

T o t a l assets	15,734	15,249	13,478

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short-term bank credit and current maturities
of long-term loans	65	25	52
Accounts payable and accruals:
Trade	1,015	955	489
Accrued restructuring costs	16	601	22
Deferred revenues	3,078	2,105	294
Other	3,623	3,389	3,718

T o t a l current liabilities	7,797	7,075	4,575

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement, net of
amount funded	393	373	391
Other		44

T o t a l long-term liabilities	393	417	391

T o t a l liabilities	8,190	7,492	4,966

SHAREHOLDERS' EQUITY:
Share capital	4	4	4
Capital surplus	52,838	52,740	52,760
Warrants and options	1,395	1,395	1,395
Accumulated deficit	(46,693)	(46,382)	(45,647)

	7,544	7,757	8,512

	15,734	15,249	13,478

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31,		Year ended December 31,
	2004	2003	2003
	(Unaudited)		(Audited)
	U.S. $ in thousands
REVENUES:
Sales	286	1,576	6,198
Services	716	530	3,920

	1,002	2,106	10,118

COST OF SALES AND SERVICES	458	949	3,701

GROSS PROFIT	544	1,157	6,417
RESEARCH AND DEVELOPMENT EXPENSES - net	550	473	1,591
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,486	907	4,195
INCOME FROM SETTLEMENT WITH W2COM	411

OPERATING INCOME (LOSS)	(1,081)	(223)	631
FINANCIAL (EXPENSES) INCOME - net	35	(39)	(158)

NET INCOME (LOSS) FOR THE PERIOD	(1,046)	(262)	473

BASIC AND DILUTED INCOME (LOSS) PER SHARE	(0.08)	(0.02)	0.04

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three month ended March 31		Year ended December 31,
	2004	2003	2003
	(Unaudited)		(Audited)
	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (Loss) for the period	(1,046)	(262)	473
Adjustments required to reconcile net income (loss) to net
cash used
in operating activities:
Depreciation and amortization of property and equipment	88	96	318
Employee stock-based compensation			20
Allowance for doubtful accounts	(29)	12	(24)
Discount on (increase in) value of long-term loan to an employee	1	(1)
Exchange differences on long-term loan	(1)	1
Accrued employee rights upon retirement - net	2	2	20
Loss (gain) on realization and decrease in value of marketable
securities	3	(3)	(10)
Other - net			(7)
Changes in operating asset and liability items:
Increase in trade receivables (before allowance
for doubtful accounts)	(2,738)	(54)	(619)
Decrease (increase) in other accounts receivable	112	139	(180)
Increase (decrease) in accounts payable and accruals	3,209	75	(2,452)
Decrease (increase) in inventories	(275)	(220)	634

Net cash used in operating activities	(674)	(215)	(1,827)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(85)	(7)	(78)
Disposal of property and equipment			29
Long-term bank deposit			(500)
Amounts carried to other assets	(6)		(100)
Collection of long-term loan to an employee	2	2	9
Short-term bank deposits - net	(144)		(3,969)
Acquisition of marketable securities		(2)	(6)
Proceeds from sale of marketable securities	52	5	8

Net cash used in investing activities	(181)	(2)	(4,607)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit - net	19	(3)	(11)
Repayment of long-term loan	(5)	(4)	(12)
Issuance of share capital	78

Net cash provided by (used in) financing activities	92	(7)	(23)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(763)	(224)	(6,457)
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD	3,897	10,354	10,354

BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF PERIOD	3,134	10,130	3,897